May 13, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Paul Monsour, Norman von Holtzendorff, Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	Superior Drilling Products, Inc. (previously known as SD Company, Inc.)

Registration Statement on Form S-1

Submitted April 27, 2014

CIK No. 1600422

Ladies and Gentlemen:

On behalf of our client, Superior Drilling Products, Inc. (previously known as SD Company, Inc.) (“Company”), we submit this supplement letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) raised in our conference call today, relating to the above-referenced Registration Statement on Form S-1 which we filed with the Commission effective April 7, 2014 (“Registration Statement”), and Amendment No. 3 to the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. The Company respectfully responds to the Staff’s comments as follows:

1.	Please provide the specific accounting entries that you intend to use in order (a) to reflect the purchased Tronco Loan as an asset on your books, and (b) to reflect the legal extinguishment of your Tronco Loan guaranty as the result of your purchase of the Tronco Loan.

Upon funding of the IPO, Superior Drilling Products Inc., the public company, will purchase the Tronco note and collateral documents (Tronco Loan) from ACF, the current unrelated third-party lender, including the SDP guaranty of the Tronco Loan. Upon our acquisition of the Tronco Loan, SDP’s obligations and liability under its Tronco Loan guaranty will be legally merged and extinguished, thereby releasing its obligation as a guarantor of the Tronco Loan.

The purchase transaction and guaranty extinguishment will be recorded in two sets of journal entries:

(a)	The first entry is to record the Note Receivable on the Superior Drilling Products Inc. general ledger. The resulting journal entry will (1) debit the “Note Receivable – Tronco” account on the balance sheet for approximately $8.3 million, and (2) credit the Cash account on the balance sheet for the same amount. No additional allowance or reserve appears needed based on our analysis of the net realizable cash flows, as detailed in Amendment No. 3 and in our response letter to the Staff dated May 12, 2014.

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission

May 13, 2014

(b)	The second entry is to reflect the extinguishment of the guarantee since the criteria of ASC 405-20-40-1, Liabilities-Extinguishment of Liabilities, has been satisfied. The resulting journal entry will (1) debit the “Guaranteed Debt Obligation” liability account on the balance sheet for approximately $4.4 million, and (2) credit the “Change in Guaranteed Debt Obligation” account on the income statement for the same amount. Our original recognition of the guarantee obligation and subsequent changes were expensed as incurred, so gain recognition upon extinguishment of the guarantee obligation appears reasonable.

Additionally, we are acquiring the Tronco Loan from ACF, an unrelated third party. As a result, the Tronco Loan purchase does not appear to represent a transaction between common controlled entities. After that purchase, however, the resulting Tronco Note Receivable will be treated as a related-party transaction in accordance with ASC 850-10-50, Related Party Disclosures., due to Troy Meier’s ownership interests in both entities.

We also conducted an evaluation as to whether Tronco Note Receivable should be treated as equity rather than an asset of Superior Drilling Products, Inc. under the ASC 505-10-45, Equity, guidance. However, since the Tronco Note Receivable was not issued in exchange for shares, the ASC 505-10-45, Equity, guidance does not appear to apply here. If that guidance were held to apply, then recognition of equity treatment could not occur under the Tronco Loan was repaid either under the Tronco Note or under the Meier Guaranties. For these reasons, and because our original recognition of the guarantee obligation and subsequent changes were expensed as incurred, we believe that recording the Tronco Note Receivable, as described in paragraph (b), above, is the appropriate treatment.

Pro Forma Combined and Consolidated Financial Statements, page F-31

2.	Please explain why you have included, in pro forma interest expense, the $1.9 million adjustment related to the automatic conversion of the Company’s $2 million convertible promissory note, which is scheduled to automatically convert into shares of common stock upon closing of your IPO?

In determining whether it was appropriate to include this $1.9 million adjustment on the Company’s Pro Forma financial statements in Amendment No. 3, we had to weight the conflicting requirements of two separate guidance provisions in the SEC’s Corporate Finance Manual:

3310 Common Pro Forma Preparation Problems

The following adjustments generally are not appropriate on the face of the respective pro forma financial statements, but could be disclosed in the footnotes thereto.

3310.1 Interest income from the use of proceeds from an offering or asset sale.

3310.2 Income statement presentation of gains and losses directly attributable to the transaction. However, such amounts should be presented as an adjustment to pro forma retained earnings with an appropriate explanation in the notes. (Emphasis added.)

Securities and Exchange Commission

May 13, 2014

3430 Other Changes in Capitalization At or Prior to Closing of an IPO

***

3430.3 If the conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), pro forma EPS for the latest year and interim period should be presented giving effect to the conversion (but not the offering). (Emphasis added.)

The conversion of our Convertible Promissory Note at closing of the IPO, and the issuance of additional shares in that conversion, will cause a material reduction in our earnings per share. In order to reflect the pro forma EPS required by Section 3430.3, above, we included the $1.9 million adjustment in the pro forma financial statements, as the most conservative approach, rather than solely discussing it in the footnotes in accordance with Section 3301.2.

*****

As we have discussed with the Staff, in order to go effective before the May 15, 2014 deadline for the financial statements presented in the Registration Statement to be deemed current, it is our present intention to price the offering on Wednesday, May 14, 2014, and to request immediate acceleration of the effectiveness of the offering subject to the Staff’s clearance to do so. We would be most appreciative if the Staff were able to provide us with any further comments in time for us to achieve that schedule.

Please direct any questions you may have regarding the Company’s responses in this letter to me at (206) 499-0802 or erivers@wongfleming.com.

Yours,

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer

Annette Meier, President